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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WSB Financial Group, Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
92933E 10 8
(CUSIP Number)
David K. Johnson
President and Chief Executive Officer
607 Pacific Avenue
Bremerton, Washington
98337
(360) 405-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Rodney R. Parr

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		275,362

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		275,362

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

275,362

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Below 5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the shares of common stock, $1.00 par value of WSB Financial Group, Inc., a Washington corporation (the “Issuer”). The Issuer’s principal executive offices are located at 607 Pacific Avenue, Bremerton, Washington 98337.
ITEM 2. IDENTITY AND BACKGROUND
(a)	The name of the reporting person is Rodney R. Parr (the “Reporting Person”). The Reporting Person is an individual.

(b)	The Reporting Person’s business address is 1100 Oyster Bay Ave S, Bremerton, WA 98312.

(c)	The Reporting Person is a former director of the Issuer. The present principal occupation of the Reporting Person is Chairman and President of Parr Ford/Mazda Volkswagen. The principal business address of Parr Ford/Mazda Volkswagen is 1100 Oyster Bay Ave S, Bremerton, WA 98312.

(d-e)	The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
All of the Shares held by the Reporting Person were purchased with personal funds generated and held by the Reporting Person with the exception of 1681 shares which were received in the form of a grant as compensation for the Reporting Person’s service as a director of the Issuer.
ITEM 4. PURPOSE OF THE TRANSACTION
The Reporting Person holds his shares of Common Stock for general investment purposes.
The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Persons may from time to time sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose.
As of the date of this document, the Reporting Person does not have any plans or proposals that relate to or would result in any of the events specified in Item 4 of the General Instructions for Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	The Reporting Person is the beneficial owner of 275,362 shares representing less than 5% of the Issuer’s outstanding common stock.

At the time of the closing of the Initial Public Offering on December 19, 2006 (the “IPO”), the underwriters, D.A. Davidson & Co. elected to exercise there option to purchase 345,000 additional shares of common stock to cover over-allotments. This increased the total shares outstanding to 5,514,958, which reduced the Reporting Persons ownership to less than 5% of the Issuer’s outstanding common stock.
(b)	The Reporting Person has sole power to vote and dispose of all 275,362 shares.

(c)	Transactions of securities in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person has entered into a lock-up agreement with the D.A. Davidson & Co. pursuant to which he has agreed not to sell any shares of common stock for a period of 60 days after the date of the prospectus without the prior written consent of the underwriter,

D.A. Davidson & Co. If the closing price of the Issuer’s common stock on the Nasdaq Global Market is greater than 120% of the initial public offering price for ten consecutive trading days during such 60-day period, then the underwriter will release the Reporting Person’s shares from the lock-up restrictions as of and from the following trading day.
Except as described in the preceding paragraph, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007

Date	/s/ Rodney R. Parr

Signature	Rodney R. Parr

Name/Title